CHAPMAN AND CUTLER LLP                                    111 WEST MONROE STREET
                                                         CHICAGO, ILLINOIS 60603


                                 June 26, 2018


VIA EDGAR CORRESPONDENCE
------------------------

Frank Buda
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


         Re:         First Trust Series Fund (the "Trust")
                       File Nos. 811-22452 and 333-168727
                 ----------------------------------------------

Dear Mr. Buda:

      This letter responds to your comments, provided by telephone, regarding the registration statement filed on Form N-1A for First Trust Series Fund (the "Trust") with the Securities and Exchange Commission (the "Commission") on April 30, 2018 (the "Registration Statement"). The Registration Statement relates to the First Trust AQA(R) Equity Fund, a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

      Please also note that to the extent that the Staff's previous comments to recently filed registration statements for the First Trust family of open-end and exchange-traded funds were applicable, we have made the corresponding changes to the prospectus and statement of additional information of this Fund.

COMMENT 1 - ANNUAL FUND OPERATING EXPENSES

      Please revise footnote two (2) to state that no reimbursement payment will be made by the Fund at any time if it would result in the Fund's expenses exceeding the applicable expense limitation in place at the time the fees were waived or the current expense limitation.

RESPONSE TO COMMENT 1

      The prospectus has been revised to state the following:

            "Fees waived or expenses borne by the Fund's investment advisor and sub-advisor are subject to reimbursement by the Fund for up to three years from the date the fee was waived or expense was incurred, but no reimbursement payment will be made by the Fund at any time if it would result in the Fund's expenses exceeding (i) the applicable expense limitation in place for the most recent fiscal year for which such expense limitation was in place, (ii) the applicable expense limitation in place at the time the fees were waived, or
            (iii) the current expense limitation."

COMMENT 2 - PRINCIPAL RISKS

      If the Fund is concentrated in an industry or group of industries, please disclose this and include relevant risk disclosure.

RESPONSE TO COMMENT 2

      See Response to Comment 13. The Fund will not concentrate in any industry or group of industries; however, as of April 30, 2018, the Fund had significant investments in consumer discretionary, industrials and information technology companies. The prospectus has been revised accordingly.

COMMENT 3 - ANNUAL TOTAL RETURN

      Because the Fund has a fiscal year end other than the calendar year, please provide year-to-date returns as of the most recent calendar quarter in a footnote to the bar chart.

RESPONSE TO COMMENT 3

      The prospectus has been revised in accordance with this comment.

COMMENT 4 - ADDITIONAL INFORMATION ON THE FUND'S INVESTMENT OBJECTIVES AND STRATEGIES

      Consider generally what information in the prospectus is appropriate for
Item 4 versus Item 9 of Form N-1A. See particularly Item 9(b) requiring disclosure of information regarding concentrations and how the advisor determines which securities to buy and sell.

RESPONSE TO COMMENT 4

      The Fund has considered this comment and believes that the current division of information regarding the Fund's investment strategy between Item 4 and Item 9 is appropriate and complies with item C(3)(A) of the general instructions to Form N-1A, which provides that information provided in response to Items 2 through 8 need not be repeated elsewhere in the prospectus. See Responses to Comments 2 and 14 regarding the Fund's concentration policy.

COMMENT 5 - ADDITIONAL RISKS OF INVESTING IN THE FUND

      In light of Item 9(c) of Form N-1A, consider whether the risks disclosure should be expanded to provide a more detailed discussion of all principal risks disclosed in Item 4.

RESPONSE TO COMMENT 5

      The Fund has considered this comment and believes that the current division of risks between Item 4 and Item 9 is appropriate and complies with item C(3)(A) of the general instructions to Form N-1A, which provides that information provided in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.

COMMENT 6 - MANAGEMENT FEES

      Please revise the disclosure in accordance with Comment 1.

RESPONSE TO COMMENT 6

      The prospectus has been revised in accordance with this comment.

COMMENT 7 - SHARE CLASSES

      Please provide the disclosure required by Item 12(a)(5) of Form N-1A relating to the availability of information regarding the Fund's sales loads on the Fund's website.

RESPONSE TO COMMENT 7

      The following disclosure has been added to the prospectus:

            "Information regarding the sales charge applicable to the purchase of Fund shares is included in this prospectus and the Fund's SAI, both of which are available free of charge at www.ftportfolios.com/Retail/MF/MFSummary.aspx?Ticker=AQAAX."

COMMENT 8 - SHARE CLASSES

      The footnote to the sales charge table states that "unless the financial intermediary waived the commission, you may be assessed a contingent deferred sales charge of 1.00% if you redeem any of your shares within 12 months of purchase." Please explain how an investor will be able to determine whether a particular financial intermediary will waive the commission.

RESPONSE TO COMMENT 8

      This disclosure is intended to convey that, on a case-by-case basis, a financial intermediary may waive the commission for its customer. The decision to waive is made at the financial intermediary level and is based on the individual relationship between the customer and the intermediary; therefore, the Fund is unable to disclose under what conditions the commission may be waived.

COMMENT 9 - SHARE CLASSES

      The footnote to the sales charge table states that "you do not pay a contingent deferred sales charge on any Class A shares you purchase by reinvesting dividends." Please disclose whether this is true for capital gains as well. This comment also applies to the final sentence of the section entitled "Class C Shares."

RESPONSE TO COMMENT 9

      Fund shares purchased thorough the reinvestment of capital gains are not subject to a contingent deferred sales charge. The prospectus has been revised accordingly.

COMMENT 10 - INVESTMENT IN FUND SHARES

      Please add "or authorized intermediary" following "transfer agent" in the third sentence of the first paragraph.

RESPONSE TO COMMENT 10

      The prospectus has been revised in accordance with this comment.

COMMENT 11 - REDEMPTION OF FUND SHARES

      Please include the disclosure required by Item 11(c)(7) and (8) relating to the timing and method of redemption payouts.

RESPONSE TO COMMENT 11

      In response to Item 11(c)(7), the prospectus currently states that:

            "Redemption requests must be received before the close of trading on the NYSE (normally, 4:00 p.m. Eastern Time) in order to receive that day's price. The Fund will normally mail a check the next business day after a redemption request is received, but in no event more than seven days after a request is received."

      In response to Item 11(c)(8), the following disclosure has been added to the prospectus:

            "The Fund expects to meet redemption requests primarily through the sale of portfolio assets, but may also use other methods, particularly during times of market stress, including holdings of cash or cash equivalents.

COMMENT 12 - REDEMPTION OF FUND SHARES

      The disclosure states that "the CDSC may be waived under certain special circumstances as described in the SAI." Please move the referenced disclosure to the prospectus.

RESPONSE TO COMMENT 12

      The relevant disclosure has been reproduced in the prospectus.

COMMENT 13 - FINANCIAL HIGHLIGHTS

      Please include the unaudited financial highlights for the six-month period ended April 30, 2018.

RESPONSE TO COMMENT 13

      The prospectus has been revised in accordance with this comment.

COMMENT 14 - STATEMENT OF ADDITIONAL INFORMATION

      Fundamental policy number seven (7) states that "the Fund may not invest 25% or more of the value of its net assets in securities of issuers in any one industry. This restriction does not apply to obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities or securities issued by financial companies." Please revise the disclosure to note that investments in financial companies are taken into account for concentration purposes. If the Fund intends to concentrate in financial companies, the policy must state that it "will" concentrate and not "may" concentrate.

RESPONSE TO COMMENT 14

      While the Fund has adopted a permissive investment policy that allows for a concentration in financial companies, the Fund recognizes that such a policy is not permitted under the Staff's current position regarding concentration. Therefore, the Fund will not concentrate its investments in financial companies or any industry or group of industries and the corresponding disclosure has been removed from the statement of additional information.

COMMENT 15 - STATEMENT OF ADDITIONAL INFORMATION

      Please disclose the amount of fees paid to the Sub-Advisor as a percentage of the Fund's net assets.

RESPONSE TO COMMENT 15

      Item 19(a)(3)(i) of Form N-1A requires to the Fund to disclose "the total dollar amounts that the Fund paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years." The Fund believes that current disclosure of fees paid to the Sub-Advisor is appropriate and in compliance with Item 19(a)(3)(i). The Fund recognizes that in a fiscal year where the total dollar amount paid to the Sub-Advisor was zero dollars ($0), it would be required to disclosure the Sub-Advisor's fee as a percentage of net assets.

COMMENT 16 - STATEMENT OF ADDITIONAL INFORMATION

      The disclosure states that "where the financial intermediary did not waive the sales commission, a CDSC of 1% is imposed on any redemption within 12 months of purchase." Please explain how an investor will be able to determine whether a particular financial intermediary will waive the commission.

RESPONSE TO COMMENT 16

         See Response to Comment 8.

COMMENT 17 - GENERAL

      Please file a new auditor's consent as an exhibit to the Registration Statement.

RESPONSE TO COMMENT 17

      A new auditor's consent will be filed as an exhibit to the Registration Statement prior to effectiveness.

                                     * * *

      Please call me at (312) 845-3721 or Morrison Warren at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

                                        Sincerely yours,

                                        CHAPMAN AND CUTLER LLP



                                        By: /s/ Daniel J. Fallon
                                            ----------------------------------
                                                Daniel J. Fallon